SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  June 28, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes      No  X
                                       ---     ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

               PUBLICATION OF MANDATORY LEGAL NOTICE REGARDING THE ISSUANCE OF NEW SHARES BY WAY OF PREFERENTIAL SUBSCRIPTION RIGHTS



         On June 28, 2002, Vivendi Environnement (the "Company") published the mandatory notice in the French official bulletin for legal announcements (Bulletin des annonces legales obligatoires or BALO) required in connection with its issuance of new shares by way of preferential subscription rights. Substantially all of the information on the Company and the issuance of new shares by way of preferential subscription rights contained in such mandatory notice published in the French BALO are set forth in the Company's 2001 Annual Report on Form 20-F dated May 24, 2002 and the Company's Report on Form 6-K dated June 27, 2002.

         Erratum: The reference to "the Company's Registration Statement on Form 20-F dated September 25, 2001" set forth in the Company's Report on Form 6-K dated June 27, 2002 is hereby amended and restated as "the Company's 2001 Annual Report on Form 20-F dated May 24, 2002."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 28, 2002

                                           VIVENDI ENVIRONNEMENT


                                           By: /s/ Jerome Contamine
                                           --------------------------------
                                           Name: Jerome Contamine
                                           Title: Chief Financial Officer